UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-32410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

CELANESE AMERICAS RETIREMENT SAVINGS PLAN

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5

Notes to Financial Statements	6

Supplemental Schedule*

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	14

Signatures	15

Index to Exhibits	16
______________________________

*
Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Plan Administrator, Benefits Committee and Investment Committee of the
Celanese Americas Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

Dallas, Texas
June 27, 2016

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014
	(In $ thousands)
ASSETS
Investments
At fair value	569,518	578,795
Receivables
Contributions - employer	18,577	—
Securities sold	—	23
Notes receivable from Participants	9,902	9,302
Accrued interest and dividends	12	180
Total receivables	28,491	9,505
Total assets	598,009	588,300
LIABILITIES
Administrative expenses payable	754	615
Total liabilities	754	615
Net assets available for benefits	597,255	587,685

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015
(In $ thousands)
Investment income
Net appreciation (depreciation) of investments	(310)
Dividends	516
Other income (loss)	(31)
Total investment income (loss)	175
Interest, notes receivable from Participants	413
Contributions
Employer, net of forfeitures - 2015: $183	50,339
Participants	23,565
Rollovers	1,972
Total contributions	75,876
Administrative expenses	(1,202)
Withdrawals and distributions	(65,616)
Net transfers to other plans	(76)
Net increase (decrease)	9,570
Net assets available for benefits
Beginning of year	587,685
End of year	597,255

See the accompanying notes to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The Celanese Americas Retirement Savings Plan (the "Plan") is a participant-directed, defined contribution plan sponsored by Celanese Americas LLC, a member-managed Delaware limited liability company (the "Company"), an indirect, wholly-owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.
Under resolutions passed by Celanese US Holdings LLC, the sole member of the Company (the "Member"), the Benefits Committee and Investment Committee have been assigned governance for the guidance, control and administration of the Plan assets. Each committee and its members is a named fiduciary of the Plan in accordance with Section 402(a) of ERISA.
The Investment Committee is responsible for the guidance, control and administration of the Plan assets. These responsibilities include, but are not limited to, the following:

•	The adoption of an investment policy statement;

•	The selection and monitoring of the Plan's third party service providers such as trustee/custodial bank, investment managers and consultants;

•	The routine review and evaluation of each of the Plan's investment options relative to investment guidelines, performance benchmarks and other relevant criteria; and

•	The routine review and control of Plan investment costs.
The Benefits Committee is responsible for the administration and operations of the Plan. These responsibilities include, but are not limited to, the following:

•	The determination of eligibility for participation or benefits and to construe the terms of the Plan;

•	To enact rules and regulations to carry out the provisions of the Plan;

•	The evaluation of the Plan's administrative procedures; and

•	To decide Plan claims or appeals.
Under the authority of the Member, either committee may delegate any part of its authority to one or more individuals. The delegation or sub-delegation to other individuals does not relieve either committee of its fiduciary responsibility with respect to the Plan. Each committee other than the Benefits Committee meets at least four times a year to report on the Plan's investment performance and other matters relevant to the Plan. The Benefits Committee meets on an as-needed basis.
The Plan uses third party providers to administer the Plan and its assets. These services include, but are not limited to, the following:

•
Trustee - a requirement under ERISA that Plan assets be held separate with a trustee institution, typically a bank. The trustee has certain defined responsibilities under ERISA. State Street Bank & Trust Company is the Trustee, as defined by the Plan.

•
Investment management - as a matter of policy, the Plan has elected to employ external investment advisors to manage all of the Plan's assets. Varying investment options with different risk and reward characteristics are included in the Plan.

•	Record keeping - each Participant account balance must be accurately maintained.

•	Education and communication - a program of reports and educational materials designed for the Participants.

•	Performance measurement - performance of each investment manager, including performance versus relevant benchmarks, individual portfolio characteristics and risk analytics.

•
Consultants - the Plan may use consultants on a full-time retainer basis or on a project basis to provide a variety of specialized services, including plan design, investment manager searches and investment manager monitoring.

The Investment Committee, Benefits Committee or any third party provider shall discharge their respective responsibilities with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use. These actions are to be consistent with Plan provisions and investment policies, objectives and guidelines.
Eligibility
Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire. Participants hired prior to January 1, 2014 were automatically enrolled in the Plan at a before-tax contribution rate of 3% unless the Participant chose to opt out of the Plan. Participants hired on or after January 1, 2014 are automatically enrolled in the Plan at a before-tax contribution rate of 6% unless the Participant chooses to opt out of the Plan. After automatic enrollment, Participant contributions will be invested in one of the Plan's default target-date retirement portfolio funds based on the Participant's date of birth and an assumed retirement age of 65, unless the Participant selects other investment fund options.
Participant Contributions
Prior to January 1, 2015, Participants could contribute from 2% to 80% of their eligible compensation, as defined in the Plan document, through payroll deductions. Effective January 1, 2015, Participants may contribute from 2% to 50% of their eligible compensation, as defined by the Plan document, through payroll deductions. Participant contributions are subject to certain Internal Revenue Code ("IRC") limitations. Participants may designate contributions as either "before-tax", "after-tax" or a combination of both. Participants' before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the IRC.
Company Contributions
Under the provisions of the Plan document, the Company matches Participant contributions of each individual Participant's eligible compensation. Effective for Plan years beginning on or after January 1, 2014, the Company amended the Plan to increase the Company match from 5% to 6% of each individual Participant's eligible compensation. Under the provisions of the amended Plan, the Company also provides Participants with an annual retirement contribution of 5% of each individual Participant's eligible compensation. Unlike the Company's matching contribution, employees are eligible for an annual retirement contribution regardless of whether the employee contributes to the Plan.
Active Participants of the Final Average Pay or the Enoree Hourly Plan of the Celanese Americas Retirement Pension Plan ("CARPP") as of December 31, 2013 are also eligible for an additional retirement contribution for the 2014, 2015 and 2016 Plan years. The additional retirement contribution will be equal to 4% of the individual Participant's eligible compensation if the Participant has less than 10 years of service, 6% of the individual Participant's eligible compensation if the Participant has more than 10 years but less than 20 years of service and 8% of the individual Participant's eligible compensation if the Participant has more than 20 years of service.
Effective June 1, 2014, active Participants of the Cash Balance Plan (hired on or after January 1, 2001) represented by Mid-Atlantic Regional Joint Board Locals 1995 and 2024 in the bargaining unit at the Company's Narrows, Virginia facility are allowed to participate in the Plan and are eligible for the annual retirement contribution. Effective January 1, 2015, active Participants of the Flat Rate Plan represented by Mid-Atlantic Regional Joint Board Locals 1995 and 2024 in the bargaining unit at the Company's Narrows, Virginia facility are allowed to participate in the Plan and are eligible for the annual retirement contribution as well as the additional retirement contribution for the 2015, 2016 and 2017 Plan years.
The additional retirement contributions discussed above were provided to Participants in lieu of benefits available under the CARPP, which was frozen in 2013 and 2014. To be eligible for both the annual retirement contribution and the additional retirement contribution, Participants must be employed on December 31 of the preceding year (or have died during that year). The annual retirement contribution and the additional retirement contribution will be made by the Company during the year following the year in which it is earned and recorded as a contribution receivable from the employer in the statement of net assets available for benefits.

Vesting
All Participant contributions, including any investment income, appreciation or depreciation, are fully vested at all times. Company match contributions to active Participants, including any investment income, appreciation or depreciation, are also vested at all times. Prior to January 1, 2008, Participants vested in employer match contributions after completing three years of vesting service. Participants hired before January 1, 2008 with unvested Company match contributions, and not actively employed on January 1, 2008, retain employer match contributions in their account and forfeit unvested Company match contributions upon request for distribution.
Active Participants will vest in the annual retirement contribution and the additional annual retirement contribution, as applicable, including any investment income, appreciation or depreciation, after completing three years of vesting service beginning with date of hire. Participants with unvested annual retirement contributions, and not actively employed by the Company, retain the annual retirement contributions in their account and forfeit unvested annual retirement contributions upon request for distribution.
Forfeitures
Forfeitures are limited to:

•	Unvested company match contributions, including any investment appreciation or depreciation, retained by Participants hired before January 1, 2008 and not actively employed on January 1, 2008.

•	Unvested annual retirement contributions, including any investment appreciation or depreciation, retained by Participants not actively employed by the Company.
Forfeited Company contributions of $340,470 as of December 31, 2015 were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
Distributions and Withdrawals
A Participant's entire vested account balance is eligible for distribution upon termination of employment, retirement, disability or death. Participants who suffer a financial hardship, as defined in the Plan document, may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Company contributions to the Plan made after January 1, 2012 shall not be payable on withdrawals made before the Participant reaches the age of 59 1/2. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.
Participant Accounts
Each Participant's account is credited with the Participant's contributions, the appropriate amount of Company contributions and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balance.
Notes Receivable from Participants
Active Participants with a vested account balance of at least $2,000 may borrow up to the lesser of 50% of the vested account balance or $50,000, less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to 15 years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month in which the loan was requested, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2015 was 4.3% to 11.5% with maturities ranging from 2016 to 2030.
Each loan is adequately secured through the balance in the Participant's plan account. If a Participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the Participant in the year of default. If the Participant has an outstanding loan and takes a distribution of his or her plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the Participant.

Investments
As of December 31, 2015, Plan Participants may direct the investment of their account in 1% increments among any of the following investment options:

Investment Option	Investment Manager
In Retirement Fund	BlackRock Institutional Trust Co.
2020 Retirement Fund	BlackRock Institutional Trust Co.
2025 Retirement Fund	BlackRock Institutional Trust Co.
2030 Retirement Fund	BlackRock Institutional Trust Co.
2035 Retirement Fund	BlackRock Institutional Trust Co.
2040 Retirement Fund	BlackRock Institutional Trust Co.
2045 Retirement Fund	BlackRock Institutional Trust Co.
2050 Retirement Fund	BlackRock Institutional Trust Co.
2055 Retirement Fund	BlackRock Institutional Trust Co.
S&P 500 Index Fund	BlackRock Institutional Trust Co.
International Stock Fund	BlackRock Institutional Trust Co.
Small-Cap Core Fund	BlackRock Institutional Trust Co.
1-3 Year Government/Credit Bond Index Fund	BlackRock Institutional Trust Co.
Money Market Fund	BlackRock Institutional Trust Co.
Core Bond Fund	Fidelity Institutional Asset Management
Large-Cap Value Fund	BlackRock Institutional Trust Co.
Large-Cap Growth Fund	BlackRock Institutional Trust Co.
Celanese Stock Fund	State Street Global Advisors
A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another, subject to trading restrictions. Each of the Plan's investment options is managed for the Plan by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Investment Committee.

•	Celanese Stock Fund
The Celanese Stock Fund is a "stock bonus plan" (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to 20% of the Participants' total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors is the named fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2015, the Trustee purchased 97,300 shares of Celanese Corporation stock for the fund at an average price of $58.94 per share and sold 104,303 shares of Celanese Corporation stock for the fund at an average price of $63.09 per share. During 2014, the Trustee purchased 76,000 shares of Celanese Corporation stock for the fund at an average price of $55.07 per share and sold 119,704 shares of Celanese Corporation stock for the fund at an average price of $60.65 per share.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Fair Value Measurement
The Company determines fair value based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers assumptions that market participants would use when pricing the asset or liability. Market participant assumptions are categorized by a three-tiered fair value hierarchy which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Valuations for fund investments, such as common/collective trusts and registered investment companies, which do not have readily determinable fair values, are typically estimated using a net asset value ("NAV") provided by a third party as a practical expedient.
The levels of inputs used to measure fair value are as follows:
Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 - inputs that are unobservable in the marketplace and significant to the valuation
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
Risks and Uncertainties
The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from Participants are measured at their unpaid principal balance. Defaulted notes receivable from Participants are reclassified as taxable distributions based on the terms of the Plan document; thus, no allowance for doubtful accounts has been recorded as of December 31, 2015 and 2014.
Payment of Benefits
Benefits are recorded when paid.
3. Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. ASU 2015-12 is effective retrospectively for the Plan for annual periods beginning after December 15, 2015. Early adoption is permitted. The Plan has elected to early adopt Part II of ASU 2015-12 in accordance with the FASB's disclosure simplification initiatives. As a result of the adoption of ASU 2015-12, the Plan modified its investment disclosures as described above.
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent) ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective retrospectively for the Plan for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The Plan has elected to early adopt ASU 2015-07 in accordance with the FASB's disclosure simplification initiatives. As a result of the adoption of ASU 2015-07, the Plan modified its fair value disclosures as described above.
4. Fair Value
The Plan's investments are measured at fair value on a recurring basis and include the following items:
Common/collective trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities and short-term investments. Investments are valued at the NAV of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Corporate stock: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the Plan custodian. These securities are traded on exchanges as well as in the over-the-counter market.
Registered investment companies: Composed of various mutual funds and other investment companies whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities and short-term investments. Investments are valued at the published per share NAV of shares held by the Plan at year-end.
Short-term investment funds: Composed of various funds whose portfolio is comprised of foreign and domestic currencies as well as short-term securities. Investments are valued at the NAV of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
The fair values of plan assets are as follows:

	As of December 31,
	2015	2014
	(In $ thousands)
Investments
Common/collective trusts(1)	519,655	434,142
Corporate stock(2)	24,663	22,384
Registered investment companies(2)	—	21,636
Short-term investment funds(1)(3)	25,200	100,633
Total investments, at fair value	569,518	578,795
______________________________

(1)	In accordance with ASU 2015-07 (Note 3), certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.

(2)	Classified as a Level 1 measurement in the fair value hierarchy.

(3)	Includes $68 million of investments in short-term investment funds as of December 31, 2014, which were subsequently transfered into certain common/collective trusts on January 2, 2015.
5. Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In accordance with Plan provisions, active Participants are always 100% vested in Company contributions.
6. Federal Income Taxes
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated December 29, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
7. Administrative Expenses
Administrative expenses are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions and related fees are paid from the respective funds from which they are levied, assessed or incurred. Certain administrative expenses of the Plan may be paid by the Company. Expenses not paid by the Company are paid by the Plan.
8. Parties-in-Interest
Certain Plan investments are shares of short-term investment funds managed by State Street Bank & Trust Company, the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

9. Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2015	2014
	(In $ thousands)
Net assets available for benefits per the financial statements	597,255	587,685
Contributions receivable - employer	(18,577)	—
Accrued administrative expenses	134	(32)
Net assets available for benefits per Form 5500	578,812	587,653
A reconciliation of the net increase (decrease) in net assets per the financial statements for the year ended December 31, 2015 to the Form 5500 is as follows:

(In $ thousands)
Net increase (decrease) in net assets per the financial statements	9,570
Change in accrued contributions receivable - employer	(18,577)
Change in accrued administrative expenses	166
Net increase (decrease) in net assets per Form 5500	(8,841)
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MT
December 31, 2015

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	(E) Current Value
		Shares/Par	Rate of Interest	Maturity
	SHORT-TERM INVESTMENT FUNDS
	BGI MONEY MARKET FD FOR EBT	24,999,383.530			**	$24,999,383.53
*	STATE STREET BANK & TRUST CO	200,562.440	1	12/31/2030	**	200,562.44
	TOTAL SHORT-TERM INVESTMENT FUNDS	25,199,945.970				$25,199,945.97

	CORPORATE STOCKS - COMMON
*	CELANESE CORP SERIES A	366,305.000			**	$24,663,315.65
	TOTAL CORPORATE STOCKS - COMMON	366,305.000				$24,663,315.65

	COMMON/COLLECTIVE TRUSTS
	1-3 YEAR GOV/CREDIT BD IDX FUND F	7,552,787.408			**	79,110,916.43
	BR EQUITY INDEX FUND F	2,103,207.039			**	76,982,976.36
	BR LIFEPATH IDX RTRMNT NON LND F	2,590,881.321			**	43,180,664.45
	BR LIFEPATH IDX 2020 NON LND F	2,428,260.757			**	45,653,244.84
	BR LIFEPATH IDX 2025 NON LND F	2,080,883.068			**	41,275,564.18
	BR LIFEPATH IDX 2030 NON LND F	1,581,178.477			**	32,719,484.34
	BR LIFEPATH IDX 2035 NON LND F	886,614.982			**	19,084,564.81
	BR LIFEPATH IDX 2040 NON LND F	475,865.853			**	10,600,625.67
	BR LIFEPATH IDX 2045 NON LND F	495,428.430			**	11,419,674.85
	BR LIFEPATH IDX 2050 NON LND F	417,264.912			**	9,931,238.72
	BR LIFEPATH IDX 2055 NON LND F	177,668.852			**	3,057,965.21
	MSCI ACWI EXUS IMI INDEX NL F	2,432,793.933			**	28,724,484.53
	PYRAMIS CORE PLUS COMMINGLED POOL FUND	1,159,613.521			**	20,687,505.21
	RUSSELL 1000 GROWTH FUND F	1,990,174.856			**	35,477,056.00
	RUSSELL 1000 VALUE FUND F	1,379,973.690			**	33,488,649.52
	RUSSELL 2000 FUND F	851,823.028			**	28,260,165.96
	TOTAL COMMON/COLLECTIVE TRUSTS	28,604,420.127				$519,654,781.08

	LOANS TO PARTICIPANTS - OTHER
*	LOANS TO PARTICIPANTS	9,902,465.600	4.3 to 11.5	Various maturity dates	—	$9,902,465.60
	TOTAL LOANS TO PARTICIPANTS - OTHER	9,902,465.600				$9,902,465.60
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	64,073,136.697				$579,420,508.30
______________________________
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
By:	/s/ CHRISTOPHER W. JENSEN
Christopher W. Jensen
Senior Vice President, Finance and Chief Financial
Officer, Celanese Corporation
President, Celanese Americas LLC

Date: June 27, 2016

INDEX TO EXHIBITS

Exhibits will be furnished upon request for a nominal fee, limited to reasonable expenses.
Exhibit Number                    Description

23.1*	Consent of Independent Registered Public Accounting Firm of Celanese Americas Retirement Savings Plan, Whitley Penn LLP.
*     Filed herewith.